UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Revry, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    March 1, 2016

Physical address of issuer
522 E Broadway, 2nd Fl Glendale, CA 91205

Website of issuer
www.revry.tv

Current number of employees
22

Filer EDGAR CIK
0001761779

Filer EDGAR CCC
pfo$u9ot

Filer EDGAR Password
cjbw8@ekzqws

Filer EDGAR PMAC
r7t*djrn

Submission Contact Person Information

    Name
    Rhonda Pitman

    Phone Number
    (503) 358-1657

    Email Address
    rpitman@revry.tv

    Notification Email Address
    invoices@revry.tv

Signatories

    Name
    Alia Daniels

    Signature

    Title
    Founder and COO

    Email
    alia@revry.tv

    Date
    May 20, 2025